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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K


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                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                          For the month of October 2006


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                                   JACADA LTD.
                 (Translation of registrant's name into English)


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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                          Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes |_| No |X|

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                                Explanatory Note
                                ----------------


Attached is:

Exhibit 1. Minutes of Annual General Meeting.


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


JACADA LTD.

By:     /S/ TZVIA BROIDA
       -----------------------------------------------
Name:       Tzvia Broida
Title:      Chief Financial Officer

Dated: October 11, 2006

                      MINUTES OF THE ANNUAL GENERAL MEETING
                             OF THE SHAREHOLDERS OF
                                   JACADA LTD.

                                 (THE "COMPANY")

                             HELD ON OCTOBER 5, 2006


Mr. Gideon Hollander called the Annual General Meeting (the "Meeting") to order at 09:00 AM (Israeli Time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, after an advanced written notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of August 26, 2006. Mr. Gideon Hollander called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 15,387,065 Ordinary Shares, par value NIS 0.01 per share of the Company, constituting 76.58% of the voting power of the Company.

Mr. Hollander declared that the Meeting could be lawfully held and that a quorum, pursuant to Article 26(b) of the Articles, is present.

Mr. Hollander was appointed as Chairman of the Meeting in accordance with
Article 27 of the Articles.


THE AGENDA:

1. To elect Mr. Avner Atsmon to the Board of Directors of the Company (the "Board") to serve as a Class I Director and as an External Director (as defined in the Israeli Companies Law - 1999) for a term of three years, in lieu of Mr. Amnon Shoham who ceased to qualify as an External Director and thus ceased to be a member of the Board;

2. To re-elect Mr. Ohad Zuckerman to the Board to serve as a Class I Director and as an External Director for a term of three years;

3. To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

4. To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2006 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board;

5. To approve the execution of the Company's standard directors and officers indemnification agreement with Mr. Avner Atsmon, the grant of an option to purchase up to 30,000 Ordinary Shares to Mr. Avner Atsmon, and to provide Mr. Avner Atsmon with the same compensation package granted to the Company's existing External Directors; and

6. To approve the extension of the exercise period of all outstanding options to purchase Ordinary Shares of the Company previously granted to directors, to a period of two years from the date of termination of each such director's service with the Company.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1. RESOLVED, that Mr. Avner Atsmon be, and he hereby is, elected to serve as an External Director of the Company for a term of three years, until the third Annual General Meeting following this Meeting.


For: 13,851,073 shares constituting 93.11% of the shares voting on this resolution.

Against: 28,172 shares constituting 0.19% of the shares voting on this resolution.

Abstain: 996,300 shares constituting 6.70% of the shares voting on this resolution.

2. RESOLVED, that Mr. Ohad Zuckerman be, and he hereby is, re-elected to serve as an External Director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.


For: 13,849,275 shares constituting 93.10% of the shares voting on this resolution.

Against: 29,970 shares constituting 0.20% of the shares voting on this resolution.

Abstain: 996,300 shares constituting 6.70% of the shares voting on this resolution.

3. RESOLVED, that Mr. Dan Falk be, and he hereby is, re-elected to serve as an Unclassified Director of the Company for an additional term of one year, until the Annual General Meeting following this Meeting.


For: 13,849,575 shares constituting 93.10% of the shares voting on this resolution.

Against: 28,670 shares constituting 0.19% of the shares voting on this resolution.

Abstain: 997,300 shares constituting 6.71% of the shares voting on this resolution.


4. RESOLVED, that the Company's independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2006 and for such additional period until the next Annual Shareholders' Meeting, such re-appointment having been previously approved by the Audit Committee. The Board be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.


For: 13,728,958 shares constituting 93.07% of the shares voting on this resolution.

Against: 24,887 shares constituting 0.17% of the shares voting on this resolution.

Abstain: 996,700 shares constituting 6.76% of the shares voting on this resolution.


5. RESOLVED, to approve the execution of the Company's standard directors and officers indemnification agreement with Mr. Avner Atsmon, the grant of an option to purchase up to 30,000 Ordinary shares to Mr. Avner Atsmon under the Company's stock option plan (the "Options") and to provide Mr. Avner Atsmon with the same compensation package granted to the Company's External Directors. The vesting period of the Options shall be 2 years on an annual basis, the exercise price per share shall equal the fair market value of the Company's Ordinary Shares on the date hereof, and the exercise period of such Options shall be until the second anniversary of the termination of Mr. Avner Atsmon's service with the Company.


For: 13,933,290 shares constituting 90.55% of the shares voting on this resolution.

Against: 450,128 shares constituting 2.93% of the shares voting on this resolution.

Abstain: 1,003,247 shares constituting 6.52% of the shares voting on this resolution.

6.   RESOLVED,   to  approve  the  extension  of  the  exercise  period  of  all outstanding options to purchase Ordinary Shares previously granted to directors, to a period of two years from the date of termination of each such director's service with the Company.

For: 8,424,370 shares constituting 70.68% of the shares voting on this resolution.

Against: 3,462,188 shares constituting 29.05% of the shares voting on this resolution.

Abstain: 32,247 shares constituting 0.27% of the shares voting on this resolution.


IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

                  There being no further business the Meeting was adjourned.

                                                /s/ Gideon Hollander
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                                                  Chairman - Gideon
                                                      Hollander